Pitney Bowes

Annual Report 02

Engineering the flow of communication™ > > >


Engineering the flow of
communication > > >



Contents





> > > so that's what Pitney Bowes does

The world of business communication is incredibly massive and vexingly complex — affecting all levels of an organization and all sizes of business. And where business communication drives the revenue stream and customer relationships, it's absolutely critical to success.

It is our unique capability to take this massive communication complexity and engineer its flow — making it simpler, integrated, more efficient and effective.

This results in cost savings and revenue enhancement that go right to the bottom line.

Pitney Bowes is uniquely positioned to take such a complete look at managing business-critical communication. That's because of our decades of experience managing mail and documents for businesses and postal systems all over the world.

It's a breadth and depth of experience no one can match.

"I am proud of what Pitney Bowes accomplished in 2002, and very positive about our future."

Throughout the year, we remained focused and committed to our shareholders, customers and employees' long-term success. In this letter, I would like to share with you how we are uniquely positioned to help engineer the flow of communication—providing our customers with a broad set of leading-edge, global, integrated mail and document management solutions that increase efficiency and effectiveness, thereby improving our customers' relationships with their customers. In fact, "Engineering the flow of communication" is the foundation of our new branding initiative, which will be driving all our marketing efforts.

Accomplishments

With respect to our 2002 financial results, we met our earnings guidance, generated over $680 million in free cash flow, completed a $300 million share repurchase program, made year-end contributions of $339 million to our pension plans and increased our dividend from $1.18 to $1.20, our 21st straight year of dividend increase and grew our revenue by 7%—all great accomplishments.

As part of our plans for growth, our focus was on improving customer-facing processes — making great progress throughout the year in the following areas:

> Enhancing services on My Account on pb.com resulting in over 500,000 registered users and 1.9 million portal visits. Nearly 9% of our supplies, service and postage reset transactions are web-based.
> Streamlining installation and billing processes, increasing customer satisfaction by 10%.
> Improving customer care in our call centers—increasing first call resolution by 11%.
> Our Management Services customer satisfaction increased to nearly 99% because of superior service delivery aided by our new Service Excellence customer feedback tool.

I am excited about the launch of a new series of digital mailing solutions and two inserting solutions that give mailers access to valuable new services and help them increase productivity and profitability within their business. The revolutionary DM Series™ digital mailing solutions, our flagship Advanced Productivity System (APS Series™) and our new FlowMaster™ system provide mailers of all sizes with profitable customer connections.

In 2002, we successfully completed two major acquisitions integral to our growth strategy: PSI Group, Inc., the largest mail presort company in the U.S., and Mailcode, Inc., a premier provider of mail sorting and tracking technology.

Going Forward

For 2003, we have undertaken three strategic imperatives: growth, streamlining our infrastructure, and developing talent. To support these efforts, we've established a One Company Vision and a set of Operating Principles. These principles will guide our planning and decision making as we move ahead.

Here are our plans for growth:

We are expanding our core business. We will build on the strengths of our existing business and yield new growth from compatible businesses. The DM Series launch is one example of how our research and development efforts produced a revolutionary product launch. In Canada, the DM Series helped us achieve an increase in both mailing system population and market share for the first time in more than 10 years. In the U.S., we had our first combined mailing system population and market share increase in 17 years. We are also expanding other areas such as digital mail outsourcing, high-speed mailing systems and intelligent paper handling products.

Last year, we recognized heightened mail security concerns and responded with a whole family of secure mailing solutions. We more than doubled our government mailroom outsourcing business, and have been approved by the General Services Administration to offer outsourcing solutions for federal agencies.

We will expand our mailstream participation. We will build on our core mailing services with capabilities such as intelligent mail. Our wholly-owned Mailcode subsidiary launched its breakthrough PostBackOffice™ intelligent system that uses digital technology to uniquely identify each mail piece and trace it from creation to final delivery. Through our new PSI mailing services business, new and existing high-volume mailers can reduce postage costs and improve mail delivery speed and accuracy. We're also focusing on areas such as permit mail financing and new software and services to improve the effectiveness of our customers' direct mail campaigns.

We will expand our document management solution set. We're expanding our focus on large enterprise customers who want to work with one trusted partner across their businesses. We will provide a broad suite of services for transaction and content documents leveraging our unparalleled expertise across both mail and document processes. Recently, our Enterprise Solutions business won the largest off-site outsourcing contract in the company's history, the processing of over 180 million pieces of mail and other documents for Aetna Inc.

We will expand globally. There is tremendous opportunity for global penetration through strengthening customer and postal relationships. We launched our DM Series mailing systems in seven countries within eight months, our fastest launch ever with very positive customer feedback. We acquired direct operations in Denmark, the Netherlands and South Korea, and expanded our presence in Italy, France, Sweden, Finland and China. We also entered into an outsourcing partnership with the Royal Mail in the U.K.

We will focus on cross-selling additional solutions to customers. Today, only 6% of our customers have more than one of our solutions. Doubling that percentage is a several hundred million dollar revenue opportunity. We recently created an Enterprise Relationship Development

"Our Enterp[illegible]ons busi[illegible]

group to maximize cross-selling opportunities in our top 25 enterprise accounts. We're also expanding our payment solutions outside the U.S. and emphasizing greater cross-selling of our professional and information services.

Internal Commitment

To advance and strengthen our growth initiatives, we have four major streamlining efforts:

> To build on the advancements made in 2002 through our long-term enterprise resource planning initiative, we will upgrade our field service management system, deliver better performance and improve order fulfillment.

> Our Human Resources Transformation project will align our HR functions internally, giving employees more self-service options.

> Our goal is to reduce general and administrative expenses as a percentage of revenue by 2% by 2006.

> We will focus on simplifying our customer order entry process.

The two-year, $100 million after-tax restructuring program announced in January, 2003 will enable us to realize benefits from our growth initiatives and transition manufacturing toward high-value assembly, test and configuration.

We continue to invest substantially in leadership, sales training and employee education.

Our emphasis is on strong leadership with qualified back-up for every key position. We are defining leadership competencies, evaluating talent against those criteria, and systematically training, coaching and developing that talent.

As a company that values diversity, we were again named one of the top 50 companies in *FORTUNE* Magazine's Best Companies for Minority Employees. We were also honored to receive awards for ethical business conduct and corporate citizenship.

I have great pride in Pitney Bowes' longstanding commitment to integrity and ethical practices. Our Board of Directors has been committed to good corporate governance for many years. The reforms presented through the Sarbanes-Oxley Act of 2002 and The New York Stock Exchange listing standards have given us an opportunity to revisit and update our Governance Principles, Committee Charters and some of our internal practices. We view these changes as an expansion and improvement of existing practices that we believe, even prior to the reforms, represented best practices in governance. Our Board seeks to continually embrace and implement sound practices for the benefit of our company and its shareholders.

I would like to thank all of the Pitney Bowes employees who continue to demonstrate their loyalty and commitment to our customers every day. In particular, I would like to extend best wishes and thanks to two senior members of my staff. John Moody, Executive Vice President — Office of the Chairman, has retired from Pitney Bowes after 32 years. Through his years of service, John skillfully led many operations including our U.S. mailing business. Sara Moss, who left us in February, has served as our Senior Vice President and General Counsel for the last six years and has been a key architect in helping position us for future success. I would also like to welcome Michele Coleman Mayes, our new Senior Vice President and General Counsel, whose experience will bring valuable insight to our strategic initiatives.

"This is a difficult market environment, but our goal is to achieve a total shareholder return of 15% over the next four years."

This is a difficult market environment, but our goal is to achieve a total shareholder return of 15% over the next four years. We expect to do this by continuing to streamline our infrastructure to make it easy for customers to do business with us, by making the right strategic investments and by ensuring that we have the talent to achieve our goals.

I am very excited by our opportunities and highly confident that through the dedicated focus and expertise of the people of Pitney Bowes we will succeed.

On the following pages are illustrations of how we are engineering the flow of communication for our customers and participating in the development of their success.



Michael J. Critelli

Michael J. Critelli
Chairman and Chief Executive Officer


MULTIPLE ACCOUNTS

The flow of bills and statements >>>

Targeted communication makes for better customer relationships. It doesn't take a rocket scientist to figure that out.

Instead of multiple bills from the same company stuffed with irrelevant promotions, customers get a single consolidated account statement embedded with offers targeted to their needs. And we can even give customers the choice of print or online billing and payment or a combination of the two.

MERRILL LYNCH

For the Private Client Services and Technology Division, we designed and implemented a unique software platform to evaluate the processing of customer statements — more than 80 million multi-page documents a year. The system measures performance and identifies areas where time is lost. This enables Merrill Lynch to save over $1 million annually thanks to new efficiencies, plus an additional $2 million not needed for added equipment and personnel. Statement rework is reduced by 50%, processing time by two days, and consolidating multiple accounts on one statement delights customers.



ONE STATEMENT




DISPERSED ORDERS

The flow of shipping and receiving >>>

Get the order in, ship the order out, watch the sun go down. Simple as that.

It's all in a day's work. Whether an order comes in the mail, over the phone, or on the web, we can provide processes and technologies to get all your systems working together with greatest efficiency. We bring billing, warehouse, and call center folks together on the same page for the fast, accurate response customers like.

BE MUSIC

Be Music (formerly BMG Direct) is one of the largest audio CD distributors, with over 13,000 titles in inventory. To speed fulfillment, they invested in state-of-the-art robotics, but because of legacy software, they still had to sort some orders manually and not always in the most efficient sequence. In a new application of our StreamWeaver™ software, we enabled Be Music to intercept, manipulate and re-sequence orders with maximum automation and efficiency. Costs were cut by two-thirds and manual fulfillment to less than 2%, manual errors were eliminated, and all orders now ship the day they're received.

INTEGRATED FULFILLMENT




REAL-WORLD CHAOS

The flow of smarter mail >>>

We bring digital smarts to your company's mail. Now, isn't that intelligent?

Our industry-leading IntelliLink™ technology puts a virtual post office in your mailroom. Download rate changes, replenish postage, know exactly where each piece of outgoing and incoming mail is, analyze your entire mail operation — instantly, across a high-speed digital network. It's a whole new level of mail system productivity.

QUEBECOR WORLD

The world's largest commercial print company, Quebecor World has over 160 facilities in 17 countries. With such a huge operation, it is continuously looking to improve mail system productivity and cost. In a growing number of its facilities, IntelliLink™ technology is providing the answer. Networked to Pitney Bowes and the Post Office, IntelliLink technology replenishes postage instantly, replacing a tedious manual process. It calculates correct postage on every package. And it gives Quebecor the tools and tracking information it needs to manage its costs and boost productivity.

DIGITAL ORDER




MASSES OF FILES

The flow of business records >>>

It's a lot easier to find the needle

in a well-organized haystack.

We help you efficiently find the business records you want when you want, on paper or on screen. We can bring together communication streams based on disparate legacy systems, effectively using print and digital technologies to lower costs, improve productivity, and give companies and their customers the support they need.

BP

BP, one of the most successful oil and gas companies, needed a partner to take over the management of its records so it could focus on its core business. Our UK operation now stores and processes over 96,000 boxes of BP's paper records and over 46 million digital images, as well as design, print and mail up to 600,000 BP statements a month. Ross Dorras of BP says, "The Pitney Bowes records management solution has dramatically reduced billing errors, gets invoices out faster and saves up to 80 days in accounts receivable — a massive cash flow improvement."

THE ONE YOU NEED




BIG HASSLES

The flow of systems financing >>>

Sometimes the easiest way to keep up with the latest technology is to spend less money. Pretty neat, huh?

The best investment in technology is often no investment at all. That's why our financing options include flexible payment programs. Customers can make an asset-free investment in their mail and document management systems. And when technology advances, they can upgrade without major new expenses.

COX ENTERPRISES

Cox Enterprises operates 300 businesses — from media companies to automobile auctions — throughout the world. Their cost of dealing with multiple vendors was significant. Processing costs for postage and equipment payments were $35-$72 per check. Pitney Bowes offered Cox a total solution the right mix of mailing equipment and services, flexible leasing and pricing. "By leveraging the entire corporation, we immediately picked up discounts that most of our locations were probably not privy to," said Gary Robinson, Director of Purchasing. And leasing mail systems gives them the latest technology with no significant added costs.

BIG SAVINGS


100




HUGE VOLUME

The flow of global mail

Better, cheaper, faster,

and we're talking mail? Yep.

We offer national posts the digital technologies and networks that can help them speed up delivery, reduce costs, and stay competitive in their markets by offering unique capabilities. These include tracking mail every step of the way and digitally linking post offices to any business customer.

CHINA POST

This is one of the world's largest posts with 71,000 offices and over 500,000 employees. In 2002, business mail was up 30% and annual volume is now expected to be 13 to14 billion mail pieces. Pitney Bowes provides China Post with mail creation and finishing solutions, plus a new mail system with postage resetting via the Web to facilitate centralized accounting and planning. Chinese Postmaster General Mr. Liu Liqing states: "The cooperation is contributive to China Post's growth of revenue, the reduction of cost, and the improvement of productivity and operational efficiency."

HOT TECHNOLOGY


PITNEY BOWES
0000.00.00
SPECIMEN
中国邮政
¥000.00





So what's it all mean?

By engineering the flow of mail and documents,
we provide solutions to two of the most important
challenges facing management today:

> how to cut costs and boost productivity inside the organization;
> how to grow revenue outside it.



Pitney Bowes
PITNEY BOWES • PITNEY BOWES • PITNEY BOWES




PITNEY BOWES • PITNEY BOWES • PITNEY BOWES

To these ends, we offer unique capabilities
for engineering the processes, technologies, and financing
that help business-critical communication flow
more efficiently within the organization and
work more effectively outside it.

Linking paper to digital formats, mail and transactional documents
to customer response and relationships, our solutions
continue to impact higher and higher value processes
in the communication chain.

No wonder we're providing these benefits
to more and more companies of all sizes,
as well as posts, around the world.



Go Ahead. Ask.

This section contains answers to the questions customers most often ask.

They cover all the ways Pitney Bowes can help improve the efficiency of a customer's business, the effectiveness of their processes and, in the end, help make them more profitable.

Whether you're a large business or a small office, Pitney Bowes has the people, processes and products to answer your most critical needs.

Our solutions fall into five key areas you can read about on the following pages:

> **Communication Chain Management**
Communication between a company and its customers, from prospecting to statements to call center enhancement.

> **Mail Management**
Incoming, outgoing and interoffice mail, regardless of volume — in print and digital formats — and the postage services to pay for them.

> **Document Management**
The flow of documents from inception to archiving, in print and digital formats.

> **Strategic Outsourcing**
Critical support functions like mail, print, courier services, security and business recovery— all with the latest technology and processes run by Pitney Bowes.

> **Small Office Solutions**
Mail solutions, and other valuable services tailored to small business needs.

Q: **How can we avoid sending three bills to the same customer and introductory offers to people who've been with us for years?**

A: Database cleansing and householding are just two of the ways Pitney Bowes can make sure your customer databases are streamlined and free of errors. Over time, companies can waste millions of dollars on duplicated messages and wrong addresses. That's why Pitney Bowes' data quality solutions can increase your mailing efficiency and cost effectiveness so dramatically. Sending the right communication to the right customer — right when they need it — significantly improves customer relationships.

Q: **Can we put marketing messages right into monthly customer statements?**

A: Yes you can — and they'll generate higher response rates at lower costs. With Pitney Bowes' document composition solutions, you can embed 1 to 1 marketing messages directly into customer invoices or statements, turning them into powerful and valuable marketing channels. Whether paper or digital, these statements deliver messages that customers literally can't ignore.

Q: **Can we make our customer communications visible to our Call Center representatives?**

A: Yes. Pitney Bowes has a suite of software solutions connecting customer communications and message tracking information directly to the call center. Our closed-loop messaging solutions integrate customer documents with delivery tracking information to enable fast and thorough call resolution for better customer relationships. These solutions boost call center performance across the board while leveraging information across the enterprise. Plus you can create virtually limitless cross-sell and up-sell opportunities using targeted messaging on customer statements and then fully support those efforts in the call center. This makes for more profitable incremental business and truly satisfied customers.

Q: **How can we make our digital and print invoices and statements more effective — and improve cash flow?**

A: Use Pitney Bowes' digital document delivery billing and statement solution, tailored to today's computer-enabled consumers. It leverages your existing applications by presenting messages via the channels your customers prefer — web site, email or fax. The system is a total end-to-end solution, including enrollment, data extraction, data reformatting, data re-routing and tracking and delivery notification to your output channel. And all processes are wrapped into a secure environment. Lastly, our Internet billing solution lowers the cost of distributing statements, accelerates delivery to near instantaneous status, expedites the receipt of payments and tailors inserts to specific customer profiles, making your bill a targeted marketing message.





Q: *How can I find out if I'm spending too much money on my overnight shipping?*

A: Many businesses don't even realize the amount of money they waste by not choosing the right overnight carrier. Pitney Bowes' Carrier Management solutions allow you to establish business rules, helping you manage expenses and choose the right carriers based on rates and delivery times. You can track the flow of incoming mail, parcels and other accountable items, eliminate manual logging, speed up delivery to the final destination and increase productivity and accountability.

Q: *Is there a way to consolidate bills from expedited carriers as well as make sure I never run out of postage in the middle of a mailing?*

A: Yes. Pitney Bowes consolidated billing options give customers more time to pay a bill, priority telephone support, ready access to postage and an online payment option. Customers with multiple locations, who spend time and money cutting lots of checks for postage, can use a payment option that lets them electronically cut just one check from one account — increasing operating efficiency and controlling costs.

Q: *Can I manage my mailing needs and access my account in one place, 24/7?*

A: Just log onto My Account on pb.com. Pitney Bowes' customers can view their inventory, purchase supplies and small business products, pay invoices, refill their postage meter, request equipment service and much more.

Q: *How can we get our mail center to a higher level of productivity?*

A: Pitney Bowes' new digitally engineered mailing systems let you access an entire suite of special Pitney Bowes and USPS services — at the touch of a button. Our unique IntelliLink™ technology can automatically update USPS and carrier rates, download software updates and accounting tools, give you access to My Account on pb.com and provide you with electronic certified mail tracking and delivery and signature confirmation — instantly. It also provides a variety of payment options that help manage costs and earn postage credits, giving your business more financial flexibility and better cash flow, moving your mail more efficiently and enhancing your business performance.

Q: *With mail safety and security issues, our employees, our customers and our revenue can all be affected. What can Pitney Bowes do to lessen the impact?*

A: At Pitney Bowes, the development of secure mailing technologies has been our core competence for over 80 years. We can help you assess the security level of your mail center and then provide you with products and solutions that enhance both productivity and the level of security within your business.

Q: How can I more precisely monitor customers' payments?

A: Pitney Bowes makes tracking every piece of outgoing and incoming communication an art form. Our track and trace solutions let you know where your high value mail is at all times. You can track inbound remittance to better manage cash flow — and then leverage this information across the enterprise, updating customer databases with payment information and creating powerful analytics to improve future customer communications.

Q: Can I get rid of all these file cabinets full of papers? Can I store them digitally?

A: Pitney Bowes can help you do both. We can take over the management of your hard-copy documents, housing them either on or off-site — or we can electronically capture documents for easy retrieval. We use online optical storage and retrieval devices, scanners and networked high-speed laser printers, to customize your material, print on-demand and reduce inventory, capital and storage costs. In addition, we have very sophisticated systems on the market for document ordering, inventory management, worldwide distribution and management reporting. By combining advanced process management techniques with the latest in on-demand printing technology, Pitney Bowes can provide you with the most efficient and streamlined document management services available.

Q: How can we improve customer address accuracy to cut return mail costs?

A: Pitney Bowes' return mail solutions fine tune every aspect of the customer address. Our full range of mail tools, including data quality and address cleansing, work together to boost deliverability, lower mail costs and build customer loyalty. You'll make a big cut in the cost of return mail printing, processing and re-mailing. You'll save more money reducing the number of inbound and outbound customer calls.

Q: With ever-increasing demands on document operations, can we get solutions that increase our productivity while advancing our Six Sigma quality initiatives?

A: With the software intelligence and application flexibility of our high-speed inserter systems, you can react quickly and cost-effectively to the changing business needs centered around transactional mail. You can monitor production and productivity online using our suite of document management tools to identify areas that can deliver further operational improvements. Our file-based processing also helps enhance your document output operations, moving your facility to the highest levels of integrity, accuracy and quality. You'll meet — and maybe even exceed — the service level demands of transactional mail that can drive your business to long-term profitability.

Q: What if my print capabilities aren't strong enough to handle periods of peak volume?

A: Pitney Bowes provides a combination of on-site and off-site services to maximize capacity while minimizing expense. To supplement your capabilities, our strategically located Document Solution Centers are equipped with the latest equipment and highly trained personnel to make sure you always have access to best-in-class print services.

Q: I'm spending significant dollars on office printing. Can I reduce my total cost of ownership?

A: Pitney Bowes Fleet/Asset Management professionals will analyze your current office printing environment to determine exactly how a combination of centralized printers, copiers and multi-functional printers can work together to maximize your office printing flexibility while minimizing your total cost of ownership. We'll then implement and manage the entire process on an ongoing basis. According to industry analysts, a well-run Fleet/Asset Management program can save you up to 40% of your current office printing expenditures.

Q: For every dollar a company like us spends producing a document, we spend ten dollars managing the process. Is there anything we can do about that?

A: You can reduce this cost and leverage your synergies by using Pitney Bowes as your centralized strategic outsourcing provider. Thanks to our unique integrated mail and document management expertise, we'll not only lower your costs, but also find additional opportunities to add value to your company's mail and document management processes. Offering both near-site and off-site services, Pitney Bowes strategic outsourcing solutions provide customized support for document creation, distribution and storage in both paper and digital form. As the leader in the field, we employ only the most current technology to optimize your processes and increase productivity.

Q: How does strategic outsourcing give us the flexibility to focus on our core business?

A: By freeing you and your staff from total resource management responsibilities — recruiting, hiring, training and supervising office services personnel — Pitney Bowes' strategic outsourcing allows you to focus all your time and energy on managing and building your core business.

Q: We need replication of documents for Customer Relationship Management, archiving, records management and imaging. Can Pitney Bowes help?

A: Faced with the pressures of global competition and the need to obtain the highest return from available resources, many organizations are discovering the benefits of strategic outsourcing of a wide range of support functions. Document management experts repeatedly affirm the wisdom of concentrating on your company's core business activities while outsourcing as many support functions as possible. Through dedicated turnkey services, Pitney Bowes strategic outsourcing can help you achieve new levels of quality, efficiency and productivity in many critical areas.

Q: I own a small business and have limited resources, but want to increase sales and improve efficiency. How can Pitney Bowes help me?

A: A high priority for most small businesses is getting and keeping customers, while saving time and money. That's why Pitney Bowes offers solutions for smaller offices. Our entry-level postage meters and scales allow you to send professional looking mail and packages, saving loads of time, and up to 20% on postage by not overpaying for that postage. Additionally, we offer value-added services through our partners, so that small businesses can save on other services they need, including telecommunications, office supplies and small office technology.

Q: Can Pitney help me learn how to better run my small business?

A: We publish Priority™, an insightful publication for our small business customers. This highly useful magazine shares information about running a business and how to make every minute count, to help boost your bottom line. Our goal is to help small businesses succeed — by addressing nagging problems that keep small business owners up at night.

Q: Is there a way to send professional looking mail correspondence without paying a lot of money for it?

A: Pitney Bowes offers many solutions for smaller offices, including entry-level meters, letter folders, envelope moisteners and address printers. All these help smaller businesses manage their mail right from their desks at any time of day, and send professional looking mail. In addition, our products tell you exactly how much postage is needed for any type of mail. Metered mail looks more professional, can arrive up to a day earlier, and helps businesses keep track of their postage expense.

Financial Highlights from our CFO > > >

From a financial perspective, Pitney Bowes had a good year in 2002. We grew our revenue base, we met our earnings guidance during each quarter and for the year, we generated substantial free cash flow, we increased our dividend per share, and we took decisive financial actions to position the company for long-term prosperity.

We met our objectives for revenue growth. In total, our revenue grew this year by approximately $287 million, which was a 7% increase over the prior year. Excluding acquisitions, our revenue grew by about 1%, which was below our long-term target of 4-6%, but represented an achievement in an economic environment where many companies registered year-over-year declines.

In line with our previous guidance, we achieved earnings per share of $2.37, excluding "special items." We ignore special items (restructuring charges, extraordinary gains, one-time write-offs, etc.) so that our investors can compare our results on an "apples-to-apples" basis and monitor the sustainable earnings power of our business. Computed in this way, we achieved a 5% growth in our earnings per share over the prior year and a compounded growth rate of 10% over the past five years.

Of particular note, we exceeded our objective for "free cash flow", which we define to be cash flows from operating activities less capital expenditures. We target free cash flow to equal or exceed our net income for the year. Excluding special items, free cash flow was about 119% of net income during 2002. This helped give us the wherewithal to pay $282 million of dividends, repurchase $300 million of stock, and make $127 million of accretive acquisitions. We also made year-end contributions of $339 million to our pension funds in the U.S. and the U.K.

In January 2003, we increased our annual dividend per share from $1.18 to $1.20. This represented the 21st year of dividend growth.

At the same time, we took decisive actions in our Capital Services business to reduce our exposure to commercial passenger aircraft and to discontinue our future involvement in long-term and structured financings. While these actions resulted in a non-cash, pretax charge of $213 million and will reduce our earnings from these services in the future, we believe that the company will be better prepared for growth, with a greater degree of financial flexibility to respond to alternative strategic opportunities.

We also built upon our reputation for forthright disclosure, doing our utmost to reassure investors and employees about the integrity of our reported results, the rigor of our financial procedures, and the ethical standards of our management team. We intend to remain a leader in the area of corporate governance and take seriously our responsibilities to provide candid and clear financial disclosures.

Our goal is to enhance Pitney Bowes' status as a financially sound and richly rewarding long-term investment. To that end, we have strategies in place to drive increased revenue growth in our core business, lower our underlying cost structure, reduce our exposure to non-core financial assets, and make attractive investments that exceed our cost of capital.



Bruce Nolop

Executive Vice President and
Chief Financial Officer

Summary of Selected Financial Data > > >

Dollars in thousands, except per share amounts

For the year	2002	2001	2000
Revenue	**$4,409,758**	$4,122,474	$3,880,868
EBIT*	**$1,011,781**	$996,902	$1,013,892
Income from continuing operations*	**$572,011**	$556,274	$562,325
Diluted earnings per share from continuing operations*	**$2.37**	$2.25	$2.17
Free cash flow*	**$681,964**	$646,610	$570,781
EBIT to interest*	**5.6x**	5.4x	5.3x
Cash dividends per common share	**$1.18**	$1.16	$1.14
Average common and potential common shares outstanding	**241,483,539**	247,615,560	258,602,218
Total employees	**33,130**	32,724	28,542

*Excludes special items as discussed in our Form 10-K for the year ended December 31, 2002.

Free cash flow is defined as net cash provided by operating activities, less net investments in fixed assets.

Free cash flow and earnings before interest and taxes (EBIT) are not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but are presented because we believe they are widely accepted indicators of our ability to incur and service debt. EBIT does not give effect to cash used for debt service requirements and capital expenditures and thus do not reflect funds available for reinvestment, dividends or other discretionary uses. In addition, free cash flow and EBIT as presented in this summary schedule may not be comparable to similarly titled measures reported by other companies.

> Revenue (in millions)

Through a combination of organic growth and targeted acquisitions, we have continued to add to our customer and revenue base.



$5,000
$4,000
$3,000
$2,000
$1,000
$3,881
6%
$4,122
7%
$4,410
'00
'01
'02
Business & Support Services
Sales
Rentals & Financing

> Earnings Per Share* (in dollars)

We strive to deliver predictable and consistent growth in our earnings per share each year.



$2.50
$2.00
$1.50
$1.00
$0.50
$2.17
$2.25
$2.37
'00
'01
'02

*Excludes special items

> Free Cash Flow* (in millions)

Our free cash flow gives us the financial flexibility for dividends, share repurchases and reinvestments in our business.



$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
Deferred Taxes
Depreciation & Amortization
Net Income
Working Capital
Finance Receivables
Rental Assets
Other CAPEX
Discretionary
Dividends
$682
Sources
Uses
Free Cash Flow

*Excludes special items

> Dividend Growth (in dollars)

We have achieved twenty-one consecutive years of growth in our dividend per common share.



Twenty-One Years of Growth
$.11
$.15
$.19
$.26
$.34
$.45
$.60
$.80
$1.02
$1.16
$1.20
'82
'83
'84
'85
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Stockholder Information > > >

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700
(203) 356-5000
www.pb.com

Annual Meeting
Stockholders are cordially invited to attend the 2003 Annual Meeting at 9:00 a.m., Monday, May 12, 2003, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 14, 2003.

10-K Report
Included in this Annual Report to Stockholders is a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. Additional copies of the Company's Form 10-K will be sent to stockholders free of charge upon written request to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Exchanges
Pitney Bowes common stock is traded under the symbol "PBI." The principal market which it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:
MSC 6309
Director, Integrated Marketing
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
PO Box 43010
Providence, RI 02940-3010
Stockholders may call EquiServe at (800) 648-8170
www.equiserve.com

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (781) 575-2692, for foreign holders (781) 575-2725, or by writing to the address above.

Dividend Reinvestment Plan
Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends
For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information
Dividends per common share

Quarter	2002	2001
First	**$ .295**	$ .29
Second	**.295**	.29
Third	**.295**	.29
Fourth	**.295**	.29
Total	**$ 1.18**	$ 1.16

Quarterly price ranges of common stock

2002 Quarter	High	Low
First	**44.15**	**37.43**
Second	**44.41**	**38.39**
Third	**40.33**	**29.98**
Fourth	**36.80**	**28.55**

2001 Quarter	High	Low
First	38.40	32.00
Second	42.41	32.73
Third	44.70	37.65
Fourth	42.44	33.91

Trademarks
Engineering the flow of communication, Intellilink, D3, DM Series, APS Series, FlowMaster, PostBackOffice are all trademarks or service marks of Pitney Bowes Inc.

StreamWeaver and Arrival are both registered trademarks of Pitney Bowes Inc.

All other trademarks or service marks are owned by their respective companies.

Directors and Corporate Officers > > >

> Directors

Linda G. Alvarado
President and Chief Executive Officer
Alvarado Construction, Inc.

Colin G. Campbell
Chairman and President
The Colonial Williamsburg Foundation

Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes Inc.

Jessica P. Einhorn
Dean
Paul H. Nitze School of Advanced International Studies
of the Johns Hopkins University

Ernie Green
President
Ernie Green Industries, Inc.

Herbert L. Henkel
Chairman, President and Chief Executive Officer
Ingersoll-Rand Company Limited

James H. Keyes
Chairman
Johnson Controls, Inc.

John S. McFarlane
Former President and Chief Executive Officer
Nexsi Systems Corporation

Eduardo R. Menascé
President, Enterprise Solutions Group
Verizon Communications Inc.

Michael I. Roth
Chairman and Chief Executive Officer
The MONY Group Inc.

David L. Shedlarz
Executive Vice President and Chief Financial Officer
Pfizer Inc.

Robert E. Weissman
Retired Chairman
IMS Health Incorporated

Stockholders may visit the Pitney Bowes corporate governance website at http://www.pb.com/corporategovernance for information concerning the company's governance practices, including the Governance Principles of the Board of Directors, charters of the committees of the Board, the company's Business Practices Guidelines, and the Directors' Code of Business Conduct and Ethics. Stockholders who wish to obtain copies of these documents may do so by writing to the corporate secretary at our headquarters address.

> Corporate Officers*

Michael J. Critelli
Chairman and Chief Executive Officer

Brian M. Baxendale
Executive Vice President and
President, Enterprise Relationship Development
Effective February 10, 2003

Dessa M. Bokides
Vice President and Treasurer

Gregory E. Buoncontri
Senior Vice President and Chief Information Officer

Amy C. Corn
Vice President and Corporate Secretary

Karen M. Garrison
Executive Vice President and
Group President, Pitney Bowes Business Services

Arlen F. Henock
Vice President—Finance

Luis A. Jimenez
Senior Vice President and Chief Strategy Officer

Matthew S. Kissner
Executive Vice President and
Group President, Information Based Solutions and
Document Messaging Technologies
Effective February 10, 2003

Murray D. Martin
Executive Vice President and Group President,
Global Mailing Systems

Michele Coleman Mayes
Senior Vice President and General Counsel
Effective February 10, 2003

John N. D. Moody
Executive Vice President—Office of the Chairman
Retired January 31, 2003

Sara E. Moss
Senior Vice President and General Counsel
Effective until February 10, 2003

Bruce P. Nolop
Executive Vice President and Chief Financial Officer

Fred M. Purdue
Vice President and General Manager, Business Processes

Johnna G. Torsone
Senior Vice President and Chief Human Resources Officer

Joseph E. Wall
Senior Vice President and Chief Technology Officer

*All titles as of December 31, 2002 except as otherwise noted.

Major International Locations > > >

Australia
Pitney Bowes Australia Pty.
95 St Hilliers Road
Auburn, NSW 2144
Australia
T: (61) (2) 9475 3456
T: 13 23 63 (within Australia)
F: (61) (2) 9475 3415

Austria
Pitney Bowes Austria Ges
M.B.Hosnedlgasse 35, Postfach 19
A-1222 Vienna, Austria
T: (43)1 258 36210
F: (43)1 258 362134

China
Pitney Bowes China Operations
Systems (Shanghai) Co., Ltd.
4 Floor, Lot F-F7
No. 330 Xi Ya Road
Waigaogiao Free Trade Zone
Shanghai, 200131
PRC China
T: 86 21 5046 1884
F: 86 21 5064 3456

Canada
Pitney Bowes Canada Ltd.
2200 Yonge Street, Suite 100
Toronto, Ontario M4S 3E1 Canada
T: (416) 489 2211
F: (416) 489 3972

Pitney Bowes Leasing of Canada Ltd.
Promontory 1, Suite 200
2695 North Sheridan Way
Mississauga, Ontario
L5K 2N7
T: (905) 855 1755
F: (905) 855 1944

Denmark
Pitney Bowes Danmark A/S
Herstedostervej 27-29
Blok G, Ground Floor
2620 Albertslund, Denmark
T: (45)7 022 1223
F: (45)4 453 0411

England
Pitney Bowes DMT International
Raleigh Way
Feltham
TW13 7NQ
England
T: (44)8705 252525
F: (44)2084 654646

Europe, Africa, Middle East (EAME),
Pitney Bowes Ltd
The Pinnacles, Harlow
Essex CM19 5BD, England
T: (44)8705 252525
F: (44)8705 449450

Pitney Bowes Financial Solutions
The Pinnacles, Harlow
Essex CM19 5BD, England
T: (44)8702 410860
F: (44)8702 415248

Pitney Bowes Management Services
International
New City Court
20 St Thomas Street
London SE1 9RS, England
T: (44) 207 415 3000
F: (44) 207 415 3001

Finland
Pitney Bowes Oy
PL 109 (Melkonkatu 9) 00211
Helsinki, Finland
T: (35)89 682 4060
F: (35)89 692 6227

France
Pitney Bowes France S.A.
Espace Clichy
Batiment Andromede,
82 rue Villeneuve
92587 Clichy Cedex
Paris, France
T: (33)1 41 27 47 00/48 00
F: (33)1 41 27 47 07

SECAP Groupe Pitney Bowes
11, Rue des Bretons
93218 St. Denis la plaine Cedex
France
T: (33)1 49 46 73 02
F: (33)1 49 46 74 20

Germany
Pitney Bowes Deutschland GmbH
Tiergartenstraße 7
64646 Heppenheim, Germany
T: (49) 6252 70800
F: (49) 6252 73354

Hong Kong
Pitney Bowes Asian Operations
10th Floor
Beverly House
93-107 Lockhart Road
Wanchai, Hong Kong
T: (852) 2528 9011
F: (852) 2527 4077

Ireland
Pitney Bowes Ireland Ltd
Unit 14
Parkmore Industrial Estate
Longmile Road
Walkinstown
Dublin, 12, Eire
T: 353 1 460 8700
F: 353 1 450 9729

Italy
Pitney Bowes Italia S.R.L.
Via Martiri della Libertà 4/6 20060
Liscate MI
Milan, Italy
T: (39)0 295 0091
F: (39)0 295 351190

Japan
Pitney Bowes Japan
Togoshi NI Building
No. 7-1, Togoshi 1-Chome
Shinagawa-ku, Tokyo
142-0041, Japan
T: (81) (3) 5750 4111
F: (81) (3) 5750 4405

Korea
Pitney Bowes (Korea) Ltd
6 Floor Taerim Building
680-24, Chayang-2 Dong
Kwangjin-Gu, Seoul, 143-874
Korea
T: 822 458 6111
F: 822 458 6110

Latin America
Pitney Bowes Latin America
2424 North Federal Highway
Suite No. 360
Boca Raton, FL 33431, USA
T: (561) 347 2040
F: (561) 347 2041

Mexico
Pitney Bowes de Mexico,
S.A. de C.V.
San Francisco # 1393
Colonia del Valle
Delegacion Benito Juarez
Mexico City, D.F.
C.P. 03210, Mexico
T: 525 55 559 0977
F: 525 55 559 8899

Netherlands
Pitney Bowes Netherlands B.V.
Postbus 4263
3006 AG Rotterdam
The Netherlands
T: (31)10 242 11 00
F: (31)10 242 11 40

Norway
A.S. Frankering
Stålfjæra 26, Postboks 100
Kalbakken, 0902 Oslo
Norway
T: (47)2 333 9300
F: (47)2 333 9305

South Africa
Pitney Bowes South Africa
PO Box 31025, Kyalami 1684
South Africa
T: (27)1 1516 9400
F: (27)1 1516 9429

Spain
Pitney Bowes España S.A.
Anton Fortuny 14-16
N1 Escalera C. Panta 1
08950 Esplugues de Llobregat
Barcelona, Spain
T: (34)9 348 03310
F: (34)9 347 35226

Sweden
Pitney Bowes Svenska AB
PO Box 408, Hammarbacken 12191,
Sollentuna, Sweden
T: (46)8 735 8110
F: (46)8 272 0072

Switzerland
Pitney Bowes Switzerland AG
Vogelsangstrasse 17, CH-8307
Effretikon, Switzerland
T: (41)5 235 45757
F: (41)5 235 45700

Thailand
Pitney Bowes Thailand
19/F, KPF Tower
719 Rama 9 Road
Bangkapi, Huaykwang
Bangkok 1310
Thailand
T: 662 717 0588
F: 662 717 0766

UK
The Pinnacles, Harlow
Essex CM19 5BD, England
T: (44)8705 252525
F: (44)8705 449450

Pitney Bowes serves more than 2 million businesses worldwide through direct and dealer operations.

> Created by: Frankfurt Balkind NY
Photography: Michael Prince
Chairman's Portrait: Mark Jenkinson


Pitney Bowes

Engineering the flow of communication™

Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-0700
www.pb.com

